Exhibit 99(e)

                       HECHINGER COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THIRTEEN WEEKS ENDED APRIL 30, 1994
                                  (UNAUDITED)


A.  BASIS OF PRESENTATION

In the opinion of management of Hechinger Company (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the thirteen weeks ended April 30, 1994 are not necessarily indicative of the results to be expected for the fiscal year ending January 28, 1995.

Certain amounts in the financial statements for the thirteen weeks ended May 1, 1993 have been reclassified to conform to the presentation for the thirteen weeks ended April 30, 1994.

The financial statements presented herein should be read in conjunction with the financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended January 29, 1994.


B.  CHANGE IN ACCOUNTING PRINCIPLE

In May 1993, Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, was issued. The Company adopted this statement as of the first quarter of 1994 and is classifying its investments in debt and equity securities as available-for-sale. Under this classification, securities are carried at fair value, with unrealized gains and losses excluded from earnings and instead reported in stockholders' equity until realized. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting SFAS 115 in the first quarter of 1994 on stockholders' equity was insignificant.


C.  MERCHANDISE INVENTORY

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Interim results are subject to the final year-end LIFO inventory valuation.

All inventories reported at April 30, 1994 and January 29, 1994 were valued using the LIFO inventory valuation method. If all inventories had been valued under the FIFO method, which approximates replacement cost, inventories would have been $18.2 million and $17.0 million higher than reported at April 30, 1994 and January 29, 1994, respectively.


D.  TAXES ON INCOME

For the thirteen weeks ended April 30, 1994, the effective tax rate was 34.0% compared to 31.0% for the corresponding period last year. The effective tax rate increase was primarily due to the increase in the Federal income tax rate and increases in state income tax rates. The effective tax rates differ from the statutory tax rate primarily due to the effect of tax credits and tax-free earnings on funds available for investment.





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